Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

ESRX: Innovation and Execution Building on a Proven Record for a Powerful Future March 2007

Express Scripts Offers Superior Value for Stockholders We believe we will clear anti-trust in a timely manner - additional consideration to compensate for timing of regulatory approval CVS acquisition of Caremark presents significant long-term risks Vertical integrations of PBMs have destroyed value CVS/CMX synergies don't add up CVS materially underperforms relative to Express Scripts in down markets ESRX offers more certainty of value and better currency ESRX has a strong record of innovation and execution ESRX profit generators have room to run ESRX confirms bullish outlook by increasing 2007 EPS guidance ESRX offers significant upside with or without Caremark Express Scripts has put forth a compelling proposal and has taken the necessary steps to complete this transaction

We Believe We Will Clear Anti-Trust in a Timely Manner Number of Fortune 500 Clients, by Service Provider At least 36 unique providers of pharmacy benefits services Notes: Source: Express Scripts Survey of Fortune 500 companies, Mar 2007 "Unknown" reflects 28 companies that did not respond to repeated inquiries (N = 23), received services from an unspecified "carved in" provider (N = 2), declined to provide information (N = 2), or were unavailable (N = 1) Express Scripts has identified these parties serving Fortune 500 companies. Many individual companies may be served by multiple providers of pharmacy benefits services. In such cases, we assigned the company to a single provider based on data available to us (e.g. number of lives served, carve-in versus carve-out). Consequently, the actual number of clients per provider may exceed that shown. Given the level of competition, we believe that we can successfully complete the regulatory review process in a timely manner

Vertical Integrations Destroy Value; Horizontal Integrations Create Value Our combination of ESRX and CMX is based on a proven and powerful model that has been repeatedly validated by the market AVG LOSS IN VALUE - 36% DPS to ESRX Medco Spin-off PCS to Advance Independent PBMs Advance + PCS 2000 AdvancePCS 2003 ESRX + DPS 1999 ESRX 2002 Medco Spin-off 2003 Medco (4) 2006 124% 26% 117% $2.2B $5.0B (3) $3.9B $4.9B (3) $7.9B $17.0B (3) Acquiror Enterprise Value (2) + 89% AVG INCREASE IN VALUE (1) Transaction Value for target at closing. (2) Combined Enterprise Value of acquiror and target at closing. (3) Enterprise Value of acquiror three years after closing. (4) Excludes the Transaction Value at closing of $2.5 billion for Accredo acquired by Medco in 2005. VERTICAL HORIZONTAL Lilly 1994 Rite Aid 1999 Advance 2000 SmithKline 1994 ESRX 1999 Merck 1993 Spin-off 2003 $4.1B $1.5B $1.0B $2.3B $0.7B $6.5B $7.9B Transaction Value (1) Acquiror PCS Sale DPS Sale Medco Spin-off Change in Value - 63% - 34% - 70% 21% (2% APR) Vertical Integrations

CVS/CMX Synergies Don't Add Up Adding PharmaCare's business to CMX's business unlikely to result in $500 million in PBM-specific synergies - translating to an unrealistic $7.00 per Rx CVS/CMX Drugs under management Manufacturer discounts Retail network contracting Direct processing costs/SGA Only partially managed Rebates generated on formulary management, not retail purchases Other retailers may refuse to offer competitive pricing to competitor- owned CMX Combining a small PBM with CMX results in few cost savings opportunities Fully managed Best practices will generate higher rebates; greater client savings Duplication from combining two large PBMs offer significantly more cost reduction opportunities ESRX/CMX Best practices will generate lower network rates; greater client savings

CVS Materially Underperforms Relative to Express Scripts in a Down Market Note: The graph above illustrates stock prices during the time period that corresponds to the S&P 500's peak to trough in the last cycle, which is March 24, 2000 through October 9, 2002. +142% (28%) (49%) Percent Return In a down market, Express Scripts stock should outperform CVS stock

Express Scripts vs. CVS Total Shareholder Returns - Since 1997 Note: Includes dividend reinvestment. Stock Prices through March 8, 2007. $335 $1,695 $189 Ending Value $100 Investment Growth that CMX stockholders enjoyed as independent PBM may disappear with a CVS combination

Ongoing innovation and execution in a dynamic environment help fuel ESRX's growth 1990 '91 '92 '93 '94 '95 '96 '97 '98 '99 2000 '01 '02 '03 '04 '05 '06 East 3 6 7.4 21.9 31.1 49.1 66.2 84.9 135.4 243.1 288.5 357.4 439.6 479.4 517.5 563.3 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Retail networks 3-tier benefit Preferred Savings Grid Step therapy Generics Today Pharma rebates High Performance Formulary Continuous development of products and services that meet and lead market needs Rx Volume (millions) Rx count = retail + (3 x mail) + specialty; counts for 1999/2000 exclude UHC Biogenerics Execution = achieving financial goals while enhancing client and member satisfaction ESRX Growth Powered by Innovation and Execution

ESRX Profit Generators Have Room to Run The fundamental business model is strong and proven Ongoing innovation and execution ESRX's fundamental business model continues to produce outstanding results for stockholders, plan sponsors and patients Generics Mail Specialty Today 5 5 5 Potential 55 55 55 60% 80% Generics Mail Specialty Today 5 5 5 Potential 55 55 55 25% 60% 49% Generics Home Delivery Specialty Generic fill rate Mail penetration Specialty penetration 70%

ESRX Confirms Bullish Outlook by Increasing 2007 Earnings Guidance Increased EPS range from $4.08 to $4.20 to a range of $4.14 to $4.26 Midpoint reflects growth of 28% over 2006 Original 2007 guidance provided in Nov. 2006 was $3.90 to $4.02 Increase guidance due to Greater success with mid year client renewals Higher growth in middle market lives Lower drug purchasing costs Original 2007 guidance in Nov. 2006 increased due to: Higher generic utilization Stronger than expected claims volume Lower retail and home delivery drug purchasing costs We are off to a fast start in 2007

We have a track record of outperforming our peers PBM Earnings Growth Comparison 2005 2006 2007* ESI 0.34 0.27 0.28 Caremark 0.349 0.23 0.2 Medco 0.088 0.18 0.205 * Reflects the midpoint of guidance. Express Scripts 2007 guidance includes an allowance for the potential impact of the AWP settlement ** Per First Call - excludes non-recurring items

ESRX Offers Significant Upside With or Without CMX ESRX stock price offers significant upside if P/E multiples return to historical averages. ESRX PE Multiple 5-Year Avg 3-Year Avg 1-Year Avg Current* ESRX 19.5 20.3 21.8 18.3 West 30.6 38.6 34.6 Baseline - $500 million Lower PBM and specialty pharmacy costs Better manufacturer discounts Lower SG&A and direct purchasing costs Additional potential ESRX generic fill rate applied to CMX CMX mail pull thru applied to ESRX Greater costs savings for plan sponsors, higher margins for ESRX/CMX Significant and Realistic Synergies ESRX synergies are sound and based on PROVEN opportunities Based on $77.07 closing price on March 9, 2007 and the midpoint of our increased guidance range of $4.14 to $4.26 per diluted share.

ESRX and CMX The power of independence and proven value generation Powerful strategic rationale Identifiable and achievable synergies Strong free cash flow allowing for rapid debt reduction and share repurchase Superior currency and certainty of value Management team with history of earnings growth, superior stockholder returns, and successful acquisitions and integrations Combination of ESRX and CMX offers a proven and innovative strategic rationale

This presentation contains "forward-looking statements," including, among other statements, statements regarding the proposed business combination between Express Scripts and Caremark, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as "anticipate", "expect", "project", "believe", "plan", "estimate", "intend", "will", "may" and similar expressions are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Express Scripts. Relevant risks and uncertainties include those referenced in Express Scripts' filings with the Securities and Exchange Commission ("SEC") (which can be obtained as described in "Important Information" below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: Express Scripts and Caremark will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Caremark's operations with Express Scripts will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Express Scripts assumes no obligation to update any forward-looking statements as a result of new information or future events or developments. Safe Harbor: Forward Looking Statements

Safe Harbor: Forward Looking Statements IMPORTANT INFORMATION Express Scripts has filed a proxy statement in connection with Caremark's special meeting of stockholders at which the Caremark stockholders will consider the CVS Merger Agreement and matters in connection therewith. Express Scripts stockholders are strongly advised to read that proxy statement and the accompanying form of GOLD proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark's annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the board of directors of Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available, as each will contain important information. Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto which are or will be filed with the Securities and Exchange Commission ("SEC") free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. In addition, this material is not a substitute for the prospectus/offer to exchange and registration statement that Express Scripts has filed with the SEC regarding its exchange offer for all of the outstanding shares of common stock of Caremark. Investors and security holders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they become available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts' directors and executive officers is available in Express Scripts' proxy statement, dated April 18, 2006, filed in connection with its 2006 annual meeting of stockholders. Additional information about the interests of potential participants is included in the proxy statement filed in connection with the Caremark's special meeting to approve the proposed merger with CVS and will be included in any proxy statement regarding the proposed transaction. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark's annual meeting on a Schedule 14A pursuant to Rule 14a-12 on January 9, 2007.